Detica

RECEIVED

2007 APR -9 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07022386

Our ref: 07-FIV10(C1

28 March 2007

SUPPL

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

28.03.07 Admission of new shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

PROCESSED

APR 13 2007

THOMSON FINANCIAL

John Woollhead

Company Secretary

Enc

dlw 4/10

File no: 82-35012

28 March 2007

Detica Group plc

("Detica" or "the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange plc for 785,233 Ordinary shares of 2p each ("shares") to be admitted to the Official List.

Admission of the new shares will be granted on 30 March 2007 and admission and trading will commence on 2 April 2007.

These shares are being issued in connection with the Company's acquisition of DFI International Inc.

These shares will rank pari passu with the existing issued Ordinary shares.

For further information, please contact

Detica Group plc 01483 816 000
John Woollhead, Company Secretary

Financial Dynamics 020 7831 3113
Edward Bridges/Matt Dixon

END